[redacted]

02023414

UF 9-3-02

UNITED STATES
; AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 51160

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 07/01/01 (MM/DD/YY) AND ENDING 06/30/02 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: ShareBuilder Securities Corporation

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1000 - 124th Ave NE
(No. and Street)

Bellevue (City) WA (State) 98005 (Zip Code)

SEC MAIL PROCESSING SECTION AUG 29 2002 WASH, D.C. 165

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Daniel Greenshields CFO 425-451-4440
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Ernst and Young LLP
(Name – *if individual, state last, first, middle name*)

999 Third Ave, Ste 3500 (Address) Seattle (City) WA (State) 98104 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
SEP 11 2002
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I, A. Daniel Greenshields, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of ShareBuilder Securities Corporation, as of June 30, 2002, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

JOAN F. REA
STATE OF WASHINGTON
NOTARY PUBLIC
MY COMMISSION EXPIRES 5-03-05

Joan F. Rea
Notary Public

Chief Financial Officer
Signature

A. Daniel Greenshields
Title

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

FINANCIAL STATEMENTS AND SUPPLEMENTAL INFORMATION

ShareBuilder Securities Corporation
(A wholly-owned subsidiary of Netstock Corporation)
For the Year Ended June 30, 2002
with Report and Supplementary Report of Independent Auditors

ShareBuilder Securities Corporation
(A wholly-owned subsidiary of Netstock Corporation)

Financial Statements and Supplemental Information

Year Ended June 30, 2002

Contents

ERNST & YOUNG

Ernst & Young LLP
Suite 3500
999 Third Avenue
Seattle, Washington 98104

Phone: (206) 621-1800
www.ey.com

Report of Independent Auditors

Board of Directors
ShareBuilder Securities Corporation

We have audited the accompanying statement of financial condition of ShareBuilder Securities Corporation (a wholly-owned subsidiary of Netstock Corporation) as of June 30, 2002 and the related statements of operations, stockholder's equity, and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of ShareBuilder Securities Corporation at June 30, 2002, and the results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States.

Our audit was made for the purpose of forming an opinion on the financial statements taken as a whole. The information contained in schedules I, II, III, and IV is presented for purposes of additional analysis and is not a required part of the financial statements, but is supplementary information required by Rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in our audit of the financial statements and, in our opinion, is fairly stated, in all material respects, in relation to the financial statements taken as a whole.

July 26, 2002

Ernst & Young LLP

ShareBuilder Securities Corporation
(A wholly-owned subsidiary of Netstock Corporation)

Statement of Financial Condition

June 30, 2002

Assets	
Cash and cash equivalents	$ 2,150,421
Cash segregated under other regulations	50,000
Restricted cash	183,949
Receivables with clearing organizations, net	45,766
Receivables from customers	78,171
Receivables from Netstock	2,610,512
Accounts receivable	18,991
Securities owned	1,108,256
Prepaid expenses	53,624
Total assets	$ 6,299,690
Liabilities and stockholder's equity	
Securities sold, not yet purchased	$ 27,675
Payable to customers	375
Accounts payable	459,363
Accrued liabilities	1,289,599
Deferred revenue	13,337
Total liabilities	1,790,349
Stockholder's equity:	
Preferred stock, no par value:	
Authorized shares – 30,000,000	
Issued and outstanding shares – None	
Common stock, no par value:	
Authorized shares – 70,000,000	
Issued and outstanding shares – 1,000,000	23,748,481
Accumulated deficit	(19,239,140)
Total stockholder's equity	4,509,341
Total liabilities and stockholder's equity	$ 6,299,690

See accompanying notes.

ShareBuilder Securities Corporation
(A wholly-owned subsidiary of Netstock Corporation)

Statement of Operations

Year Ended June 30, 2002

Revenues:	
Commissions	$ 8,080,705
Subscription fee income	5,698,462
Interest income	115,160
Net trading losses	(143,278)
Other income	76,287
Total revenues	13,827,336
Operating expenses:	
Compensation and benefits expense	3,234,635
Exchange and clearance fees	2,384,687
Communications and data processing	2,202,212
Sales and marketing	7,337,380
General and administrative expenses	1,432,751
Interest expense	2,864
Total operating expenses	16,594,529
Net loss	$ (2,767,193)

See accompanying notes.

ShareBuilder Securities Corporation
(A wholly-owned subsidiary of Netstock Corporation)

Statement of Stockholder's Equity

	Common Stock		Accumulated	Total Stockholder's
	Shares	**Amount**	**Deficit**	**Equity**
Balance, July 1, 2001	1,000,000	$19,559,762	$(16,471,947)	$3,087,815
Capital contribution	–	4,188,719		4,188,719
Net loss	–	–	(2,767,193)	(2,767,193)
Balance, June 30, 2002	1,000,000	$23,748,481	$(19,239,140)	$4,509,341

See accompanying notes.

ShareBuilder Securities Corporation
(A wholly-owned subsidiary of Netstock Corporation)

Statement of Cash Flows

Year Ended June 30, 2002

Operating activities	
Net loss	$(2,767,193)
Adjustments to reconcile net loss to net cash used in operating activities:	
Provision for bad debts	111,151
Changes in operating assets and liabilities:	
Decrease in cash segregated under other regulations	100,000
Increase in receivables with clearing organizations, net	(10,893)
Increase in receivables from customers, net	(84,214)
Increase in receivables from Netstock	(2,610,512)
Decrease in accounts receivable	8,171
Increase in securities owned, net	(411,252)
Decrease in prepaid expenses	27,728
Increase in accounts payable	196,063
Increase in accrued liabilities	481,909
Increase in deferred revenue	13,337
Increase in securities sold, not yet purchased	27,675
Net cash used in operating activities	(4,918,030)
Investing activity	
Decrease in restricted cash	877,169
Net cash provided by investing activity	877,169
Financing activity	
Capital contribution from Parent	4,188,719
Net cash provided by financing activity	4,188,719
Increase in cash and cash equivalents	147,858
Cash and cash equivalents, beginning of year	2,002,563
Cash and cash equivalents, end of year	$ 2,150,421

See accompanying notes.

ShareBuilder Securities Corporation

(A wholly-owned subsidiary of Netstock Corporation)

Notes to Financial Statements

June 30, 2002

1. Organization and Liquidity

ShareBuilder Securities Corporation (the Company), a Washington corporation, was formed on July 1, 1998. The Company is a broker-dealer registered with the Securities and Exchange Commission (SEC) and is a member of the National Association of Security Dealers (NASD). The Company provides broker-dealer services to self-directed investors. The Company is a wholly-owned subsidiary of Netstock Corporation (Netstock).

The Company is subject to the risks and challenges associated with other companies at a similar stage of development, including dependence on key individuals, continued successful development and marketing of services, and competition from substitute services and larger companies with greater financial, technical, management, and marketing resources. Further, during the period required to reach profitability, the Company may require additional funds that may not be available to it. During the year ended June 30, 2002, the Company received approximately $4.2 million in additional capital from Netstock.

2. Summary of Significant Accounting Policies

Use of Estimates in the Preparation of Financial Statements

The preparation of the financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents

Cash and cash equivalents consist of demand deposits and money market accounts maintained with financial institutions. Recorded amounts approximate fair value. The Company considers all cash deposits and highly liquid investments with an original maturity of three months or less when purchased to be cash equivalents. Certain cash deposits may be in excess of Federal Deposit Insurance Corporation (FDIC) insurance limits.

2. Summary of Significant Accounting Policies (continued)

Securities Transactions

Marketable securities owned represent the odd and fractional shares of readily marketable common stock of portfolio investments retained when the Company purchases shares on behalf of customers and are reported on a settlement-date basis. Securities sold, not yet purchased, represent obligations to deliver specified securities at predetermined prices. The Company is obligated to acquire the securities sold short at prevailing market prices in the future to satisfy these obligations. Trading gains and losses, which are composed of both realized and unrealized gains and losses, are presented net in the statement of operations.

Marketable securities owned and sold, not yet purchased, are valued at fair value. Fair value is generally based on end of the day quoted market prices. Securities owned, not readily marketable include investment securities for which there is no market on a securities exchange and are valued at estimated fair value.

Receivables from and Payable to Customers

Receivables from and payable to customers include the amounts due from and due to customers on cash transactions.

Revenue Recognition

Revenues consist primarily of broker-dealer trade commissions and subscription fees. Commissions are recognized on a settlement-date basis, which is not materially different than trade-date basis. Subscription fees, which consist of the monthly subscription fee charged to account holders for unlimited transaction processing, are recognized on the first business day of the month to which the fee relates.

Income Taxes

For income tax reporting purposes, the Company is included in the consolidated income tax return filed by Netstock. Income taxes are allocated to the Company based on its pretax income (loss) and calculated on a separate company basis pursuant to the requirements of Statement of Financial Accounting Standards No. 109, *Accounting for Income Taxes*.

2. Summary of Significant Accounting Policies (continued)

The Company recognizes deferred income tax assets and liabilities for the expected future income tax consequences, based on enacted tax laws, of temporary differences between the financial reporting and tax bases of assets, liabilities, and tax carryforwards. Deferred tax assets are then reduced, if deemed necessary, by a valuation allowance for the amount of any tax benefits, which, more likely than not, based on current circumstances, are not expected to be realized.

Sales and Marketing

Sales and marketing expenses reflect the cost associated with customer acquisition and are expensed as incurred.

3. Cash Segregated Under Other Regulations and Restricted Cash

Cash in the amount of $50,000 at June 30, 2002 has been segregated in a special reserve bank account for the exclusive benefit of customers under SEC Rule 15c3-3. Additionally, as of June 30, 2002, cash in the amount $183,949 was held as collateral to secure ACH services.

4. Receivables with Clearing Organization

The Company clears certain of its proprietary and customer transactions through another broker-dealer on a fully disclosed basis. The Company keeps a deposit of $25,000 to maintain this relationship. Additionally, the Company's policy is to slightly overfund trades. An additional $20,766 is due to net overfunded trades at June 30, 2002.

5. Related-Party Transactions

The Company shares certain resources and office space with Netstock and is charged a portion of salaries, benefits, accounting fees, office supplies, rent, depreciation, and other shared expenses based on proportionate usage during the year. For the year ended June 30, 2002, these expenses, included in general and administrative expenses in the statement of operations, totaled $465,180. In addition, the Company's employees may participate in the stock option plan, the 401(k), and the profit sharing plan and other employee programs of Netstock. The Company contributed $94,594 on behalf its employees to these plans during the year ended June 30, 2002, which was included in the compensation and benefits expense in the statement of operations.

5. Related-Party Transactions (continued)

The Receivable from Netstock of approximately $2.6 million reflects amounts due from Netstock for operating expenses paid on its behalf by the Company.

Wells Fargo Bank is a stockholder of and has a representative on the Board of Directors of Netstock. The Company uses Wells Fargo Bank for substantially all of its banking, line-of-credit, and ACH needs. Additionally, the Company has a marketing agreement with Wells Fargo Bank for which it compensates Wells Fargo Bank for marketing a co-branded version of ShareBuilder to its customers. During the year ended June 30, 2002, the Company incurred $183,548 of expenses related to banking fees and to the co-brand agreement.

SAFECO Corporation is a stockholder of and has a representative on the Board of Directors of Netstock. The Company has a marketing agreement with SAFECO Corporation to which the Company compensates SAFECO Corporation for marketing a co-branded version of ShareBuilder as well tax favored and retirement oriented ShareBuilder products. During the year ended June 30, 2002, the Company incurred a nominal amount of expense under this co-brand agreement.

The Company holds a money market account with a balance of approximately $101,000 at year-end with an institution that is an employer of one of Netstock's Board members. The account is managed under similar terms as other accounts held by unrelated third parties.

6. Federal Income Taxes

From its inception, the Company has generated losses for both financial reporting and tax purposes. The net deferred tax asset at June 30, 2002 is approximately $6.5 million and relates to temporary differences arising from unrealized losses on securities owned, operating loss carryforwards, prepaid expenses, and other accrued expenses. The net deferred tax asset has been completely offset by a valuation allowance, as realization of the tax benefit is not assured.

For income tax reporting purposes, the Company has federal net operating loss carryforwards of approximately $18.9 million, which begin to expire in 2019. The Internal Revenue Code contains provisions that may limit the net operating loss carryforwards available to be used in any given year if certain events occur, including changes in ownership interests.

7. Net Capital Requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1) which requires the maintenance of minimum net capital equivalent to the greater of $250,000 or 1/15 of aggregate indebtedness, and requires that the ratio of aggregate indebtedness to net capital shall not exceed 15-to-1. At June 30, 2002, the Company had net capital of $1,580,436 as defined, which was $1,330,436 in excess of its required minimum net capital of $250,000. The Company's ratio of aggregate indebtedness to net capital was 1.13-to-1 at June 30, 2002.

Supplemental Information

Schedule I

ShareBuilder Securities Corporation
(A wholly-owned subsidiary of Netstock Corporation)

Computation of Net Capital Under SEC Rule 15c3-1

June 30, 2002

Net capital:	
Total stockholder's equity	$4,509,341
Deduct stockholder's equity not allowable for net capital	–
Adjusted stockholder's equity	4,509,341
Add subordinated borrowings allowable in computation of net capital	–
Total capital and allowable subordinated borrowings	4,509,341
Deductions and/or charges:	
Nonallowable assets:	
Aged accounts receivable	30,370
Securities owned, not readily marketable	3,300
Receivables from Netstock	2,610,512
Prepaid expenses	53,624
	2,697,806
Net capital before haircuts on securities positions (tentative net capital)	1,811,535
Haircuts on securities owned, marketable	231,099
Net capital	$1,580,436
Aggregate indebtedness:	
Accounts payable	$ 459,363
Accrued liabilities and other	1,330,986
Total aggregate indebtedness	$1,790,349
Computation of basic net capital requirement:	
Net capital requirement	$ 119,237
Minimum dollar net capital	$ 250,000
Excess net capital	$1,330,436
Ratio: aggregate indebtedness to net capital	1.13 to 1

There are no material differences between the amounts presented above and the amounts reported in the Company's June 30, 2002 unaudited FOCUS Part II Report, as amended.

Schedule II

ShareBuilder Securities Corporation
(A wholly-owned subsidiary of Netstock Corporation)

Computation for Determination of Reserve Requirements Under SEC Rule 15c3-3

June 30, 2002

Credit balances:	
Free credit balances and other credit balances in customer accounts	$ 69
Monies borrowed collateralized by securities carried for the accounts of customers	
Customers' securities failed to receive	
Credit balances in firm accounts which are attributable to principal sales to customers	27,675
Market value of stock dividends, stock splits, and similar distributions receiving outstanding over 30 calendar days	
Market value of short security count differences over 30 calendar days	
Market value of short securities and credits in all suspense accounts over 30 calendar days	
Market value of securities which are in transfer in excess of 40 calendar days and have not been confirmed	
Total credits	$27,744
Debit balances:	
Debit balances in customers' cash and margin accounts excluding unsecured accounts and accounts doubtful of collection	$66,193
Securities borrowed to effectuate short sales by customers and securities borrowed to make delivery on customers' securities failed to deliver	
Failed to deliver of customers' securities not older than 30 calendar days	
Margin required and on deposit with the options clearing corporation for all option contracts written or purchased in customer accounts	
Aggregate debit items	66,193
Less: 30% (for alternative method)	
Total 15c3-3 debits	$66,193
Reserve computation:	
Excess debits over credits	$38,380
Excess credits over debits	$ –
Amount held on deposit in reserve bank accounts at year-end (beginning and ending reserve)	$50,000

There are no material differences between the amounts presented above and the amounts reported in the Company's June 30, 2002 unaudited FOCUS Part II Report, as amended.

Schedule III

ShareBuilder Securities Corporation
(A wholly-owned subsidiary of Netstock Corporation)

Information Relating to Possession or Control Requirements
Under SEC Rule 15c3-3

June 30, 2002

There were no security positions required to be in possession or control that had not been reduced to possession or control in the proper timeframe as of June 30, 2002.

Schedule IV

ShareBuilder Securities Corporation
(A wholly-owned subsidiary of Netstock Corporation)

Schedule of Segregation Requirements and Funds in Segregation for Customers' Regulated Commodity Futures and Options Accounts Under SEC Rule 15c3-3

June 30, 2002

No commodities or futures transactions occurred in customer accounts during the year ended June 30, 2002.

Supplementary Report

Ernst & Young

Ernst & Young LLP
Suite 3500
999 Third Avenue
Seattle, Washington 98104

Phone: (206) 621-1800
www.ey.com

Report of Independent Auditors on Internal Controls as Required by SEC Rule 17a-5

Board of Directors
ShareBuilder Securities Corporation

In planning and performing our audit of the financial statements of ShareBuilder Securities Corporation (a wholly-owned subsidiary of Netstock Corporation) for the year ended June 30, 2002, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including tests of compliance with such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g), in the following:

1. Making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and the reserve required by rule 15c3-3(e);
2. Making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by rule 17a-13;
3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System; and
4. Obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by rule 15c3-3.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles in the United States. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, misstatements due to error or fraud may occur and not be detected. Also, projections of any evaluation of internal control to future periods are subject to the risk that internal control may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of one or more of the specific internal control components does not reduce to a relatively low level the risk that errors or fraud, in amounts that would be material in relation to the financial statements being audited, may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, and its operation that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives, in all material respects, indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at June 30, 2002 to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be, and should not be, used by anyone other than these specified parties.

July 26, 2002

Ernst + Young LLP